Exhibit 99.1

Caledonia Mining Corporation Plc
Notification of holdings in the company
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

4 January 2017: Caledonia Mining Corporation Plc ("Caledonia" or the "Company") has received notification today that the company's largest shareholder Allan Gray has increased its shareholding to 8,431,000 common shares representing 15.97% of the common shares in issue. Caledonia welcomes Allan Gray's continued investment in the company.
For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Tel: +44 1534 702 998 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Maurice Mason Tel: +44 759 078 1139 mauricemason@caledoniamining.com	Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204

Head and Registered Office: Caledonia Mining Corporation Plc
43/45 La Motte Street, St Helier, Jersey, Channel Islands, JE4 8SD
info@caledoniamining.com  |  | www.caledoniamining.com